UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)
____

ValueVision Media, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of class of securities)

92047K-10-7
(CUSIP Number)

Frank Ertl Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 92047K-10-7		13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Investments, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,000,000 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,000,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.1% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

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CUSIP No. 92047K-10-7		13D	Page 3

1	NAME OF REPORTING PERSON:	NBC Universal, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,481,681 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,481,681 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,481,681 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.2% (see Item 5)
14	TYPE OF REPORTING PERSON:	CO

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CUSIP No. 92047K-10-7		13D	Page 4

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,000,000 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,000,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.1% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

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CUSIP No. 92047K-10-7		13D	Page 5

1		NAME OF REPORTING PERSON:	General Electric Capital Services, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

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CUSIP No. 92047K-10-7		13D	Page 6

1		NAME OF REPORTING PERSON:	General Electric Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

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CUSIP No. 92047K-10-7		13D	Page 7

1	NAME OF REPORTING PERSON:	National Broadcasting Company Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by National Broadcasting Company Holdings, Inc.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON:	CO

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This Amendment No. 14 amends the Schedule 13D filed April 26, 1999, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) (“NBC”), General Electric Capital Corporation (“GE Capital”), General Electric Capital Services, Inc. (“GECS”), General Electric Company (“GE”), and National Broadcasting Company Holding, Inc. (“NBC Holding”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of ValueVision Media, Inc. (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

GECEI’s principal executive office is located at 201 Merritt 7, Norwalk, Connecticut 06851. The principal executive offices of GE Capital, GECS and GE are located at 3135 Easton Turnpike, Fairfield Connecticut 06431.

As of February 25, 2009, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS, GE and NBC Holding, are set forth on Schedules A, B, C, D, E and F respectively, attached hereto.

During the last five years, to the best of the Reporting Persons’ knowledge, none of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 14 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 25, 2009, pursuant to the terms of the Exchange Agreement, dated February 25, 2009 (the “Exchange Agreement”) by and between the Company, GECEI and NBC, GECEI exchanged 5,339,500 shares of Series A Redeemable Convertible Preferred Stock of the Company (the “Series A Preferred Stock”) that it owns for (i) 4,929,266 shares of a new series of Series B Redeemable Preferred Stock (the “Series B Preferred Stock”) issued by the Company, (ii) warrants (the “2009 Warrants”) issued by the Company to purchase up to 6,000,000 shares of Common Stock, subject to the terms and conditions therein, and (iii) a cash payment by the Company of $3,400,000 (the “Cash Payment”). The consideration paid by

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GECEI for the shares of Series B Preferred Stock, the 2009 Warrants and the Cash Payment was the surrender of the shares of Series A Preferred Stock for exchange. A copy of the Exchange Agreement is attached hereto as Exhibit 33, and the 2009 Warrant is attached hereto as Exhibit 34.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

GECEI acquired the Series B Preferred Stock and the 2009 Warrants in order to maintain a substantial equity position in the Company. In addition, GECEI and NBC (together with certain of their affiliates, the “Investors”) retain certain rights and obligations with respect to the Company that are contained in various related agreements that were entered into in connection with, or existed prior to, this transaction, all of which are described in Item 6 below, filed as exhibits hereto (as indicated in Item 6 below) and incorporated by reference herein.

In particular, the Amended and Restated Shareholder Agreement, dated as of February 25, 2009 (the “Shareholder Agreement”), among the Company, GECEI and NBC, sets forth terms pertaining to, among other things, the Investors’ restrictions on acquisition and disposition of the Company’s securities, voting provisions with respect to the Company’s voting securities and board and committee representation rights, all as more fully described in Item 6 below.

Any Reporting Person may seek to acquire additional shares of Common Stock through the exercise of warrants it owns, subject to the terms of the Shareholder Agreement. In addition, subject to the terms of the Shareholder Agreement, any Reporting Person may also seek, to (a) acquire additional shares of Common Stock or other securities of the Company through open market purchases, privately negotiated transactions, a public tender offer, a merger, reorganization or comparable transaction or otherwise, (b) exchange or modify the terms of its securities or (c) acquire a material amount of the assets of the Company.

Any Reporting Person may dispose of some or all of its interest in the securities of the Company owned by it or acquired pursuant to the exercise of warrants, in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, the possible activities of the Reporting Persons are subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a)       The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 14 are incorporated herein by reference. As of February 25, 2009, (X) GECEI and GE Capital (by virtue of its ownership of all of the common stock of

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GECEI) had sole beneficial ownership of an aggregate of 6,000,000 shares of Common Stock issuable upon the exercise of the 2009 Warrants and (Y) NBC had sole beneficial ownership of an aggregate of 6,481,681 shares of Common Stock composed of (i) 6,452,194 shares of outstanding Common Stock and (ii) 29,487 shares of Common Stock issuable upon exercise of the New Performance Warrant.

Accordingly, as of February 25, 2009, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 6,000,000 shares of Common Stock, and NBC beneficially owned in the aggregate 6,481,681 shares of Common Stock, representing approximately 15.1% and 19.2%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of December 8, 2008, as reported in the Company’s Form 10-Q for the quarterly period ended November 1, 2008 and filed on December 11, 2008 (33,646,972 shares), plus the shares issuable to the relevant Reporting Person upon exercise of the warrants described above). GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC beneficially owned in the aggregate 12,481,681 shares of Common Stock, representing approximately 31.5% of the shares of Common Stock outstanding, determined as described above, as of February 25, 2009.

In addition, as of February 25, 2009, GECEI also owed 4,929,266 shares of Series B Preferred Stock. Generally, as described in Item 6, under the terms of the Certificate of Designation for the Series B Preferred Stock (the “Certificate”), the shares of Series B Preferred Stock (i) are not convertible into shares of Common Stock, (ii) generally vote, with one vote per share, as a class together with the shares of Common Stock on all matters with respect to which shares of Common Stock have a right to vote, other than in the election of directors (subject to certain exceptions), (iii) generally have a separate class vote in the election of a certain number of directors and on certain other matters, and (iv) when voting as a class together with the shares of Common Stock, have their voting rights reduced, on a share-for-share basis, for every share of Common Stock issued pursuant to the exercise of the 2009 Warrants. For purposes of Item 5 hereof and the cover pages of this Amendment 14, the shares of Series B Preferred Stock owned by GECEI are not reflected in the beneficial ownership of Common Stock of the Reporting Persons.

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)       The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 14 and (ii) Item 5(a) hereof are incorporated herein by reference. NBC and GECEI, as a consequence of being affiliated, may from time to time consult with each other regarding the securities of the Company.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

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(c)       Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 hereof is incorporated herein by reference.

As of February 25, 2009, GECEI, NBC and the Company have entered into the documents described below and consummated the transactions described therein. The description of each document below is only a summary of such document and is qualified in its entirety by reference to such document, which is attached hereto as an exhibit. Capitalized terms used in each such description and not otherwise defined shall have the meanings ascribed to them in the described document.

(a)	Certificate of Designation for Series B Redeemable Preferred Stock of ValueVision Media, Inc., filed and dated as of February 25, 2009, which is attached hereto as Exhibit 35.

Rank and Dividends. The powers, designations, preferences and rights of the Series B Preferred Stock are governed by the Certificate, filed with the Secretary of State of the State of Minnesota on February 25, 2009, a copy of which is attached hereto as Exhibit 35. Pursuant to the terms of the Certificate, the Series B Preferred Stock ranks prior, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, to all of the Company’s now existing or thereafter issued Common Stock and all of the Company’s now existing or thereafter issued capital stock which, by its terms, ranks junior to the Series B Preferred Stock. From and after February 25, 2009, the date of issuance of the shares of Series B Preferred Stock (the “Issue Date”), dividends will accrue at the rate of 12.0% per annum, compounded quarterly (the “Standard Rate”), (or at the Default Rate (as hereinafter below), if, and to the extent, applicable) of the aggregate stated value of the outstanding shares of Series B Preferred Stock plus any accrued and outstanding dividends (the “Base Amount”). Notwithstanding the previous sentence, dividends will accrue at the rate of 15.0% per annum, compounded quarterly (the “Default Rate”), of the Base Amount from and after the date of any Default (as defined in the Certificate) through and including the date on which the Company has cured any Default. Dividends shall accrue and be declared by the Board of the Company on February 25, May 25, August 25, and November 25 of each year (commencing with the first such date to occur after the Issue Date) and shall be cumulative (whether or not declared and whether or not the Company has funds legally available therefor).

Redemption. The Series B Preferred Stock is redeemable by the Company in cash at a redemption price per share equal to $8.288 (the “Stated Value”), plus an amount in cash equal to all Accruing Dividends thereon outstanding to the applicable redemption date (to the extent not previously paid in cash) (the “Redemption Price”) as follows:

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(i)        On the fourth anniversary of the Issue Date, the Company will pay an amount equal to (A) $19,667,495, plus (B) an amount in cash equal to 30% of any additional Accruing Dividends that have accrued since the Issue Date (to the extent not previously paid in cash) as a result of the Default Rate (rather than the Standard Rate) being in effect, less (C) any amounts previously paid by the Company under subsections (iii) and (iv) below and in accordance with any redemption at the option of the holder or upon a change of control, as discussed below, which amount will be applied first to all Accruing Dividends not previously paid in cash on outstanding shares of Series B Preferred Stock (pro rata with respect to all shares of Series B Preferred Stock then outstanding), and then to redeem shares of Series B Preferred Stock at the Redemption Price.

(ii)       On the fifth anniversary of the Issue Date, the Company will redeem any and all remaining outstanding shares of Series B Preferred Stock as of such date at the Redemption Price;

(iii)      Within 90 calendar days following the end of each fiscal year of the Company (commencing with the fiscal year ending January 31, 2010), the Company will, in the following priority order, (1) apply any Excess Cash Balance as of the end of such fiscal year to pay any Accruing Dividends on outstanding shares of Series B Preferred Stock not previously paid in cash (pro rata with respect to all shares of Series B Preferred Stock then outstanding), and (2) redeem that number of shares of Series B Preferred Stock obtained by dividing any remaining Excess Cash Balance as of the end of such fiscal year (after the payments required by clause (1) above) by the Redemption Price. “Excess Cash Balance” as of the end of any fiscal period means an amount equal to (1) the cash and cash equivalents and marketable securities (the “Cash Balance”) reported on the Company’s audited, if at fiscal year-end, or unaudited, if at fiscal quarter-end, balance sheet as of the end of such fiscal period (the “Balance Sheet”), less (2) the amount included in such Cash Balance attributable to any securities held by the Company that are characterized as “auction rate securities” (or similar term), less (3) the amount obtained (whether positive or negative) from subtracting (i) the accounts payable that would have been reported on the Balance Sheet had all accounts payable been paid on stated terms (and no earlier or later), from (ii) the accounts payable reported on the Balance Sheet, less (4) the bona fide estimated additional cash required to fund operations, as reasonably determined and reflected in an operating budget approved by the Company’s Board of Directors for the next four fiscal quarters following the end of such fiscal period, less (5) the amount included in the Cash Balance that is attributable to cash pledged to vendors and other similar entities to secure the purchase price of inventory acquired in the ordinary course of business, less (6) $20,000,000.

(iv)      Within 45 calendar days following the end of any fiscal quarter of the Company (except the fourth fiscal quarter of the Company, in which case

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section (iii) above shall be applicable) during which an ARS Event (as defined below), an Asset Sale Event (as defined below) or a Financing Event (as defined below) occurs, the Company shall, in the following priority order, (1) apply any Excess Cash Balance as of the end of such fiscal quarter to pay any Accruing Dividends on outstanding shares of Series B Preferred Stock not previously paid in cash (pro rata with respect to all shares of Series B Preferred Stock then outstanding), and (2) redeem that number of shares of Series B Preferred Stock obtained by dividing any remaining Excess Cash Balance as of the end of such fiscal quarter (after the payments required by clause (1) of this section (iv)) by the Redemption Price. “ARS Event” means the receipt of any net cash proceeds from the sale or other disposition of any securities held by the Company that are characterized as “auction rate securities” (or similar term). “Asset Sale Event” means a sale or other disposition for cash by the Company of fixed assets outside of the ordinary course of business and “Financing Event” means the issuance by the Company of indebtedness for borrowed money outside of the ordinary course of business; provided that an Asset Sale Event or Financing Event shall not be deemed to occur for purposes of the first sentence of this section (iv) unless such Asset Sale Event or Financing Event, together with any prior Asset Sale Events and Financing Events, generates net cash proceeds to the Company in excess of (x) $500,000 in the current fiscal year or (y) $2,500,000 since the Issue Date; provided, however, that the $500,000 limit in clause (x) shall be increased to the extent such $500,000 limit was not entirely utilized in any prior fiscal year since the Issue Date.

The Series B Preferred Stock is also redeemable at the option of the holder(s) thereof upon a Change of Control (as defined in the Certificate) of the Company, at the Redemption Price.

No Conversion. The shares of Series B Preferred Stock are not convertible into shares of Common Stock.

Voting. Generally, the holders of shares of Series B Preferred Stock will vote as a class together with the holders of the Common Stock on all matters with respect to which the holders of Common Stock have the right to vote. In connection with any right to vote, each share of Preferred Stock shall be entitled to one vote per share. However, the shares of Series B Preferred Stock, when voting as a class together with the shares of Common Stock, will have their voting rights reduced, on a share-for-share basis, for every share of Common Stock issued pursuant to the exercise of the 2009 Warrants. For as long as the holders of Series B Preferred Stock voting separately as a class are entitled to elect two or more directors pursuant to the terms of the Certificate, holders of the outstanding Series B Preferred Stock shall not be entitled to vote in the election of any other directors of the Company.  Additional rights of holders of shares of Series B Preferred Stock to vote such shares for the election of director is described below in section (d), under the heading “Corporate Governance.”

This description of the Certificate is only a summary thereof and is qualified in its entirety by reference to the Certificate, a copy of which is attached hereto as Exhibit 35.

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(b)	Warrant of ValueVision Media, Inc., dated as of February 25, 2009, issued to GE Capital Equity Investments, Inc., which is attached hereto as Exhibit 34.

The 2009 Warrants were fully vested upon their issuance on February 25, 2009. The 2009 Warrants are exercisable at a price per share equal to $0.75, subject to customary anti-dilution adjustments. This description of the 2009 Warrant is only a summary thereof and is qualified in its entirety by reference to the form of 2009 Warrant, a copy of which is attached hereto as Exhibit 34.

(c)	Exchange Agreement, dated as of February 25, 2009, among the Company, GECEI and NBC, which is attached hereto as Exhibit 33.

See Item 3 above for a description of the terms of the Exchange Agreement and Exhibit 33 attached hereto for the full terms of the Exchange Agreement.

(d)	Amended and Restated Shareholder Agreement, dated as of February 25, 2009, among the Company, GECEI and NBC, which is attached hereto as Exhibit 36.

Corporate Governance. As long as the Investors continue to Beneficially Own an aggregate number of shares of Common Stock equal to or greater than 50% of the number of shares of Common Stock which the Investors Beneficially Own on the date hereof (assuming each share of Series B Preferred Stock is converted into one share of Common Stock and making equitable adjustments for any conversions, reclassifications, reorganizations, stock dividends, stock splits, reverse splits and similar events which occur with respect to the Common Stock), GECEI shall be entitled to designate three individuals to be nominated to the Board of Directors. If the condition in the preceding sentence is not satisfied, then as long as the Investors continue to Beneficially Own at least 10% of the Company’s outstanding Common Stock (including any shares of Common Stock issuable upon exercise of outstanding warrants held by the Investors) (the “Adjusted Outstanding Common Stock”), GECEI shall be entitled to designate two individuals to be nominated to the Board of Directors.

As long as a majority of the outstanding shares of Series B Preferred Stock are owned by the Investors and GECEI is otherwise entitled to designate one or more nominees for election as directors of the Company (each, a “Designee”), the Designees will be elected to the Board by the holders of the Series B Preferred Stock voting separately as a class, as provided in the Certificate. If the Investors no longer own a majority of the outstanding shares of Series B Preferred Stock (or if no shares of Series B Preferred Stock are outstanding) but GECEI is otherwise entitled to designate Designees pursuant to the Shareholder Agreement, the Company must nominate each Designee for election as part of the management slate that is included in its proxy statement and must provide the same support for the election of such Designee as it provides to other persons standing for election as part of the management slate.

Board Committees. As long as GECEI has the right to designate at least two nominees to the Board, unless otherwise agreed to by GECEI, (i) each of the Audit Committee, Human Resources and Compensation Committee and Corporate Governance and Nominating Committees of the Board must contain at least one Designee and (ii) each other committee of the Board must contain a number of Designees (to the extent available) rounded up to the nearest

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whole number, equal to the total number of directors on such committee multiplied by the percentage of the entire Board who are Designees.

Transactions with NBC Restricted Persons. The Company has agreed that, without the prior written consent of GECEI and except as may be expressly permitted by the Shareholder Agreement, it and its subsidiaries will not: (i) issue or sell to any NBC Restricted Person (as defined below) or authorize or propose the issuance or sale to any NBC Restricted Person of, any capital stock, partnership or limited liability company interests or other equity securities of the Company or any of its subsidiaries, or any options, warrants or other rights to acquire any of the foregoing; (ii) form, enter into or join any partnership or joint venture with, sell or dispose of any business or assets (other than inventory and any other assets disposed of in the ordinary course consistent with past practice) to, or make any investment in any NBC Restricted Person; (iii) enter into any transaction involving the incurrence of indebtedness (other than in the ordinary course consistent with past practice) involving any NBC Restricted Person; (iv) authorize, enter into or approve any Material Transaction (as defined in the Shareholder Agreement) with any NBC Restricted Person or enter into any discussions or negotiations relating to any inquiry, proposal or offer relating thereto; (v) enter into any joint marketing or co-branding arrangement with any NBC Restricted Person, license or otherwise grant to any NBC Restricted Person the right to utilize any trademark, tradename or brand of the Company or any of its subsidiaries or grant to any NBC Restricted Person any rights to have a branded presence on any of the Company’s or its subsidiaries’ media or rights to cross-promote home shopping transactions; or (vi) authorize or commit or agree to take any of the foregoing actions.

As used in the Shareholder Agreement, “NBC Restricted Person” means any one of the following entities: CBS, Fox, Disney, Time Warner or Viacom.

The foregoing provisions will terminate at the earlier of (i) such time as GECEI is no longer entitled to designate at least two persons to be nominated for election to the Board under the terms of the Shareholder Agreement and (ii) the effective date of expiration or termination of the Trademark License Agreement.

Certain Other Transactions. The Company has also agreed that, without the prior written consent of GECEI, it shall not, directly or indirectly, (i) issue or sell, or authorize or propose the issuance or sale, of any capital stock of the Company or any options, warrants or other rights to acquire capital stock of the Company, other than in the limited circumstances set forth in the Shareholder Agreement; (ii) (A) declare or pay any dividends or distributions to holders of Common Stock (1) while there are any shares of Series B Preferred Stock outstanding or (2) if there are no shares of Series B Preferred Stock outstanding, in any fiscal quarter exceeding in the aggregate of 5% of the market capitalization of the Company as of the first day of such fiscal quarter, or (B) repurchase or redeem any Common Stock except (1) repurchases and redemption of Common Stock from officers, directors, employees or consultants of the Company and its Subsidiaries, (2) once no shares of Series B Preferred Stock are outstanding, repurchases and redemptions of Common Stock in any fiscal quarter that, when aggregated with all distributions and dividends on the Common Stock in such fiscal quarter, do not exceed 5% of the Market Capitalization of the Company as of the first day of such fiscal quarter, and (3) repurchases and redemptions of Common Stock consummated at any time during the twelve (12) month period ending February 25, 2010 that, when aggregated with all distributions and dividends on, and redemptions of, the Common Stock in such twelve (12) month period, do not

15

(x) exceed $1,500,000, inclusive of all out of pocket costs incurred or otherwise payable by the Company in connection therewith, (y) result in the Investors’ Beneficial Ownership exceeding 38% of the Adjusted Outstanding Common Stock or (z) constitute a tender offer under the Securities Exchange Act of 1934, as amended; (iii) enter into or effect any single or related series of acquisitions of businesses or assets or investments therein, other than certain money market instruments and trade receivables, pursuant to which the fair market value of the aggregate purchase price paid, or investment made, by the Company and its subsidiaries exceeds the greater of (a) $20 million, or (b) 10% of the market capitalization of the Company at the time the Company or its subsidiaries enter into an agreement to effect such sale, lease or other deposition; (iv) enter into or effect any single or related series of sales, leases or other dispositions of assets having a fair market value in excess of the greater of (x) $20 million or (y) 10% of the market capitalization of the Company at the time the Company or its subsidiaries enter into an agreement to effect such sale, lease or other disposition; (v) incur indebtedness for borrowed money that would cause the Company’s consolidated indebtedness to exceed the greater of (1) $20 million and (2) an amount equal to 30% of the Company’s “total capitalization”; provided that no written consent of the GECEI is required in connection with any incurrence of indebtedness for borrowed money by the Company or any of its Subsidiaries if the net proceeds of such indebtedness are used to redeem all of the outstanding shares of Series B Preferred Stock in accordance with the provisions of the Certificate; (vi) issue any series or class of capital stock having voting rights that are disproportionate relating to its economic interest or having a separate class vote on any Takeover Transaction (as defined in the Shareholder Agreement); (vii) directly or indirectly enter into any business in which the Company and/or its subsidiaries and/or affiliates are not engaged in on the date of the Shareholder Agreement, except for those businesses which are ancillary, complementary or reasonably related thereto; (viii) amend its articles of incorporation so as to adversely affect the Investors; or (ix) authorize or commit or agree to take any of the foregoing actions.

Other Agreements. Pursuant to the Shareholder Agreement, so long as GECEI is entitled to designate two persons to be nominated to the Board, the Company will provide it with certain monthly, quarterly and annual financial reports and budgets. In addition, the Company has agreed not to take actions which would cause the Company to be in breach of or default under any of its material contracts (or otherwise require a consent thereunder) as a result of acquisitions of the Common Stock by GECEI or any of its affiliates. The Company also is prohibited from taking any action that would cause any ownership interest of certain FCC regulated entities from being attributable to the Investors.

No Reinstatement of Rights. The Company and the Investors have agreed that to the extent the Investors fail to satisfy any ownership threshold set forth in the Shareholder Agreement such that any rights of the Investors under the Shareholder Agreement and/or obligations of the Company under the Shareholder Agreement terminate, such terminated rights and/or obligations will not be reinstated if the Investors thereafter satisfy such ownership threshold.

Standstill Provisions. The Shareholder Agreement provides that, during the Standstill Period (as defined in the Shareholder Agreement) and with certain limited exceptions, the Investors will be prohibited from, unless specifically requested to do so in writing in advance by the Board, doing any of the following: (i) making any asset/business purchases from the Company in excess of 10% of the total fair market value of the Company’s assets; (ii) increasing

16

their beneficial ownership above 39.9% of the Company’s outstanding shares of Common Stock (except under limited circumstances); (iii) making or in any way participating in any solicitation of proxies (except under limited circumstances); (iv) depositing any securities of the Company or any of its subsidiaries in a voting trust; (v) forming, joining, or in any way becoming a member of a 13D Group (as defined in the Shareholder Agreement) with respect to any voting securities or assets of the Company or any of its subsidiaries; (vi) arranging any financing for, or providing any financing commitment specifically for, the purchase of any voting securities of the Company or any of its subsidiaries; (vii) otherwise acting, whether alone or in concert with others, to seek to propose to the Company any tender or exchange offer, merger, business combination, restructuring, liquidation, recapitalization or similar transaction involving the Company or any of its subsidiaries, or nominating any person as a director of the Company who is not nominated by the then incumbent directors, or proposing any matter to be voted upon by the Company’s shareholders; (viii) solicit, initiate, encourage or knowingly or intentionally facilitate the taking of any action by any Affiliate of an Investor (that is not itself an Investor) that would be prohibited by the terms of the Shareholder Agreement if that Affiliate were an Investor; or (ix) publicly announce or disclose any intention, plan or arrangement inconsistent with the foregoing. If during the Standstill Period any inquiry has been made regarding a Takeover Transaction or “change in control” which has not been rejected by the Board, or the Board pursues such a transaction, or engages in negotiations or provides information to a third party with respect to such a transaction and the Board has not resolved to terminate such discussions, then the Investors may propose to the Company a tender offer or business combination proposal.

In addition, unless the Investors beneficially own less than 5% or more than 90% of the Adjusted Outstanding Common Stock, the Investors may not sell, transfer or otherwise dispose of any of the Series B Preferred Stock, the 2009 Warrants or shares of Common Stock beneficially owned by such persons except for transfers: (i) to certain affiliates who agree to be bound by the provisions of the Shareholder Agreement; (ii) which have been consented to by Company; (iii) pursuant to a Third Party Tender Offer; provided that no shares of Common Stock may be transferred pursuant to this clause (iii) to the extent such shares were acquired upon exercise of the 2009 Warrants on or after the date of commencement of such Third Party Tender Offer or the public announcement by the offeror thereof or that such offeror intends to commence such Third Party Tender Offer; (iv) pursuant to a merger, consolidation or reorganization to which the Company is a party; (v) in a bona fide public distribution or bona fide underwritten public offering; (vi) pursuant to Rule 144 of the Securities Act; or (vii) in a private sale or pursuant to Rule 144A of the Securities Act; provided that, (A) in the case of any transfer by NBC pursuant to clause (v), (vi) or (vii), such transfer does not result in, to the knowledge of NBC after reasonable inquiry, any other Person acquiring, after giving effect to such Transfer, Beneficial Ownership, individually or in the aggregate with such Person’s Ultimate Parent Entity, Subsidiaries and Affiliates, of more than 20% of the Adjusted Outstanding Common Stock without the prior written consent of the Company, which shall not be unreasonably withheld, and (B) in the case of any Transfer by any Investor other than NBC pursuant to clause (v), (vi) or (vii), such Transfer does not result in, to the knowledge of the transferor after reasonable inquiry, any other person acquiring, after giving effect to such transfer, beneficial ownership, individually or in the aggregate with such person’s affiliates, of more than 10% of the Adjusted Outstanding Common Stock.

The Standstill Period will terminate (subject to reinstatement under certain circumstances) on the earliest to occur of (i) the 10 year anniversary of the Shareholder

17

Agreement, (ii) the entering into by the Company of an agreement that would result in a “change in control” (subject to reinstatement), (iii) an actual “change in control,” (iv) a Third Party Tender Offer (subject to reinstatement) and (v) six months after GECEI can no longer designate any nominees to the Board. Following the expiration of the Standstill Period pursuant to clause (i) or (v) above (indefinitely in the case of clause (i) and two years in the case of clause (v)), the Investors’ beneficial ownership position may not exceed 39.9% of the Adjusted Outstanding Common Stock, except pursuant to issuance or exercise of any warrants or pursuant to a Purchaser Tender Offer.

(e)	Amended and Restated Registration Rights Agreement, dated as of February 25, 2009, among the Company, GECEI and NBC (the “Registration Rights Agreement”), attached hereto as Exhibit 37.

Under the Registration Rights Agreement, the Investors and each other person who becomes a Holder of Registrable Securities as defined therein will have certain demand and “piggyback” registration rights. For purposes of this summary, the term “Holder” is deemed to include the Investors.

Demand Registration Rights. Holders may make, in the aggregate, four demands for registration (each, a “Demand Registration”). The Company is not obligated to effect a Demand Registration unless (i) the Holder requesting the Demand Registration is seeking to include at least two million (2,000,000) shares of Registrable Securities in such Demand Registration as of the date written notice of the demand (the “Demand Notice”) is given to the Company and (ii) the Demand Notice is given at least six months after the effective date of the immediately preceding Demand Registration or, if later, the date on which a Demand Registration is terminated in its entirety prior to the effective date of the applicable registration statement. The Company may, under certain circumstances, defer requests for Demand Registrations for a period not to exceed 90 days.

Piggyback Registration Rights. Holders are also entitled to unlimited “piggyback” registration rights to include their Registrable Securities, subject to certain limitations, in certain registrations initiated by the Company for its own account, or otherwise.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 30	Power of Attorney (General Electric Capital Corporation).

Exhibit 31	Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 32	Power of Attorney (General Electric Company).

Exhibit 33

Exchange Agreement, dated as of February 25, 2009, among ValueVision Media, Inc., GE Capital Equity Investments, Inc. and NBC Universal, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

18

Exhibit 34

Warrant of ValueVision Media, Inc., dated as of February 25, 2009 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

Exhibit 35

Certificate of Designation for Series B Redeemable Preferred Stock of ValueVision Media, Inc., filed and dated as of February 25, 2009 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

Exhibit 36

Amended and Restated Shareholder Agreement, dated as of February 25, 2009, among the Company, GE Capital Equity Investments, Inc. and NBC Universal, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

Exhibit 37

Amended and Restated Registration Rights Agreement, dated as of February 25, 2009, among the Company, GE Capital Equity Investments, Inc. and NBC Universal, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2009

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Frank Ertl
Name: Frank Ertl
Title:	Senior Managing Director

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Frank Ertl
Name: Frank Ertl
Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Frank Ertl
Name: Frank Ertl
Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Frank Ertl
Name: Frank Ertl
Title:	Attorney-in-fact

NATIONAL BROADCASTING COMPANY

HOLDING, INC.

By:	/s/ Lynn Calpeter
Name: Lynn Calpeter
Title:	Vice President and Assistant Secretary

NBC UNIVERSAL, INC.

By:	/s/ Lynn Calpeter
Name: Lynn Calpeter
Title:	Executive Vice President, Treasurer
and Chief Financial Officer

20

EXHIBIT INDEX

Exhibit 30	Power of Attorney (General Electric Capital Corporation).

Exhibit 31	Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 32	Power of Attorney (General Electric Company).

Exhibit 33

Exchange Agreement, dated as of February 25, 2009, among ValueVision Media, Inc., GE Capital Equity Investments, Inc. and NBC Universal, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

Exhibit 34

Warrant of ValueVision Media, Inc., dated as of February 25, 2009 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

Exhibit 35

Certificate of Designation for Series B Redeemable Preferred Stock of ValueVision Media, Inc., filed and dated as of February 25, 2009 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

Exhibit 36

Amended and Restated Shareholder Agreement, dated as of February 25, 2009, among the Company, GE Capital Equity Investments, Inc. and NBC Universal, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

Exhibit 37

Amended and Restated Registration Rights Agreement, dated as of February 25, 2009, among the Company, GE Capital Equity Investments, Inc. and NBC Universal, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on February 26, 2009 (file no. 000-20243)).

21

SCHEDULE A

GE CAPITAL EQUITY INVESTMENTS, INC.

DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Sherwood P. Dodge	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.

Citizenship:

U.S.A.

GE CAPITAL EQUITY INVESTMENTS, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Sherwood P. Dodge	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.
Frank Ertl	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director, Chief Financial Officer and Treasurer, GE Capital Equity Investments, Inc.

Citizenship:

U.S.A.

U:\47635\

SCHEDULE B

NBC UNIVERSAL, INC.

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Lynn Calpeter	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President, Chief Financial Officer and Treasurer, NBC Universal, Inc.
Philippe Capron	Vivendi Universal S.A. 42 Avenue de Friedland 75380 Paris Cedex, 08 France	Chief Financial Officer, Vivendi Universal S.A.
Duncan Ebersol	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Chairman, NBCU Sports & Olympics, NBC Universal, Inc.
John Eck	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBC Network & Media Works, NBC Universal, Inc.
Jean-René Fourtou	Vivendi Universal S.A. 42 Avenue de Friedland 75380 Paris Cedex, 08 France	Chairman, Chief Executive Officer, and Director, Vivendi Universal S.A.
Jeff Gaspin	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President and Chief Operating Officer, Universal Television Group, NBC Universal, Inc.
Bonnie Hammer	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, Cable Entertainment and Cable Studios, NBC Universal, Inc.
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company; Chairman of the Board, NBC Universal, Inc.
Jean-Bernard Levy	Vivendi Universal S.A. 42 Avenue de Friedland 75380 Paris Cedex, 08 France	Chief Operating Officer, Vivendi Universal S.A.

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Salil Mehta	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBCU Business Operations, Strategy and Development, NBC Universal, Inc.
Ron Meyer	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	President, Chief Operating Officer, and Director, Universal Studios, Inc. and Vivendi Universal Entertainment LLLP
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company
Marc Shmuger	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	Chairman, Universal Pictures
Thomas L. Williams	Universal Studios Florida 1000 Universal Studios Plaza Orlando, FL 32819	Chairman and Chief Executive Officer, Universal Parks & Resorts Group
Jeffrey A. Zucker	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President and Chief Executive Officer, NBC Universal, Inc.

Citizenship:

Philippe Capron - France

Jean- René Fourtou - France

Jean-Bernard Levy - France

All others - U.S.A.

B-2

NBC UNIVERSAL, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company; Chairman of the Board, NBC Universal, Inc.
Jeffrey A. Zucker	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President and Chief Executive Officer, NBC Universal, Inc.
Lynn Calpeter	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President, Chief Financial Officer and Treasurer, NBC Universal, Inc.
Marc Chini	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President – Human Resources, NBC Universal, Inc.
Richard Cotton	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President and General Counsel, NBC Universal, Inc.
Duncan Ebersol	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Chairman, NBCU Sports & Olympics, NBC Universal, Inc.
John W. Eck	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBC Network & Media Works, NBC Universal, Inc.
Jeff Gaspin	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President and Chief Operating Officer, Universal Television Group, NBC Universal, Inc.
David Linde	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	Co-Chairman, Universal Pictures
Salil Mehta	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBCU Business Operations, Strategy and Development, NBC Universal, Inc.

B-3

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Ron Meyer	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	President, Chief Operating Officer, and Director, Universal Studios, Inc. and Vivendi Universal Entertainment LLLP
Cory Shields	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President – Corporate Communications, NBC Universal, Inc.
Marc Shmuger	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	Chairman, Universal Pictures
Peter J. Smith	76 Oxford Street Oxford House London, England W1D 1BS	President, NBCU International, NBC Universal, Inc.
John Wallace	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBC Owned & Operated Television Stations, NBC Universal, Inc.
Thomas L. Williams	Universal Studios Florida 1000 Universal Studios Plaza Orlando, FL 32819	Chairman and Chief Executive Officer, Universal Parks & Resorts Group

Citizenship:

Peter J. Smith – United Kingdom

All others - U.S.A.

B-4

SCHEDULE C

GENERAL ELECTRIC CAPITAL CORPORATION

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance
William H. Cary	GE Money 901 Main Avenue Norwalk, CT 06851	President and CEO GE Money
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation
James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management – General Electric Capital Corporation
Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development – General Electric Company
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company
James W. Ireland	GE Asset Management 3003 Summer Street Stamford, CT 06904	President and CEO – GE Asset Management
John Krenicki, Jr.	GE – Infrastructure – Energy 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, President and CEO GE Infrastructure - Energy
Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – GE Commercial Finance

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Ronald R. Pressman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – GE Real Estate
John G. Rice	GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339	President and Chief Executive Officer – GE Infrastructure
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel – General Electric Company
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company

Citizenship:

U.S.A.

U.S.A.

C-2

GENERAL ELECTRIC CAPITAL CORPORATION

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chairman of the Board President and Chief Executive Officer – GE Commercial Finance
William H. Cary	GE Money 901 Main Avenue Norwalk, CT 06851	President & CEO – GE Money
Ronald R. Presseman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	Executive Vice President – GE Real Estate
Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation - General Electric Capital Corporation
James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management - General Electric Capital Corporation
Richard D’Avino	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes - General Electric Capital Corporation
Jamie Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Controller – General Electric Company
Craig T. Beazer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, General Counsel and Secretary - General Electric Capital Corporation

Citizenship:

All U.S.A.

C-3

SCHEDULE D

GENERAL ELECTRIC CAPITAL SERVICES, INC.

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation
James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management – General Electric Capital Corporation
Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development – General Electric Company
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company
Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Vice Chairman, President and Chief Executive Officer – GE Commercial Finance
William H. Cary	GE Money 901 Main Avenue Norwalk, CT 06851	President & CEO - GE Money
Ronald R. Pressman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – GE Real Estate
John G. Rice	GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339	President and Chief Executive Officer – GE Infrastructure

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel – General Electric Company
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company
James W. Ireland	GE Asset Management 3003 Summer Street Stamford, CT 06904	President and CEO – GE Asset Management
John Krenicki, Jr.	GE – Infrastructure – Energy 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, President and CEO GE Infrastructure - Energy

Citizenship:

U.S.A.

U.S.A.

D-2

GENERAL ELECTRIC CAPITAL SERVICES, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Executive Officer – General Electric Company
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company
Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Vice Chairman of the Board, President and Chief Executive Officer – GE Commercial Finance
William H. Cary	GE Money 901 Main Avenue Norwalk, CT 06851	President & CEO – GE Money
Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance
Dennis Murray	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer-
Maive F. Scully	GE Money 777 Long Ridge Road Stamford, CT 06902	Chief Financial Officer – GE Money
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation - General Electric Capital Corporation
James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management - General Electric Capital Corporation
Richard D’Avino	General Electric Capital Corporation 800 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes - General Electric Capital Corporation

D-3

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jamie Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller and Chief Accounting Officer – General Electric Company
Craig T. Beazer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, General Counsel and Secretary - General Electric Capital Corporation

Citizenship:

All U.S.A.

D-4

SCHEDULE E

GENERAL ELECTRIC COMPANY

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
James I. Cash, Jr.	c/o Greylock Partners 880 Winter Street – Suite 300 Waltham, MA 02451	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University
Sir William M. Castell	The Welcome Trust 215 Euston Road London NW1 2BE United Kingdom	Chairman, The Welcome Trust
Ann M. Fudge	Young & Rubicam Brands 285 Madison Avenue New York, New York 10017	Former Chairman of the Board and Chief Executive Officer, Young & Rubicam Brands (global marketing communications network)
Claudio X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V. (consumer products)
Susan Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Building 3-208 Cambridge, MA 02139	President, Massachusetts Institute of Technology
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company
Andrea Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, New York 10105	Chairman of the Board and Chief Executive Officer, Avon Products, Inc. (cosmetics)
Alan G. Lafley	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	Chairman of the Board, President and Chief Executive, The Procter & Gamble Company (personal and household products)

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Robert W. Lane	Deere & Company One John Deere Place Moline, Illinois 61265	Chairman of the Board and Chief Executive Officer, Deere & Company (agricultural and forestry equipment)
Ralph S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson (pharmaceutical, medical and consumer products)
Rochelle B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman of the Board and Chief Executive Officer, Ogilvy & Mather Worldwide (advertising)
J. J. Mulva	ConocoPhillips 600 North Dairy Ashford Road, Houston, Texas 77079	Chairman and Chief Executive Officer
Sam Nunn	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative
Roger S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board and President, Penske Corporation (transportation and automotive services)
Robert J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	Anne and Elmer Lindseth Dean and Professor of Accounting, S.C. Johnson Graduate School of Management, Cornell University
Douglas A. Warner III	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York (investment banking)

Citizenship:

Sir William M. Castell – United Kingdom

Claudio X. Gonzalez – Mexico

Andrea Jung  – Canada

All others – U.S.A.

E-2

GENERAL ELECTRIC COMPANY

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company
Kathryn A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Vice President and GE Treasurer
Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – Corporate Business Development
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel
J. Krenicki	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of General Electric Company; President & CEO, GE Energy Infrastructure
John F. Lynch	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – Human Resources
J. S. Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Comptroller & Chief Accounting Officer
Michael A. Neal	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Vice Chairman, General Electric Company; President and Chief Executive Officer, GE Capital Services
John G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, General Electric Company; President and Chief Executive Officer, GE Infrastructure
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company

Citizenship:

All others – U.S.A.

E-3

SCHEDULE F

NATIONAL BROADCASTING COMPANY HOLDING, INC.

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Mark J. Krakowiak	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, General Electric Company
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel, General Electric Company

Citizenship:

All others – U.S.A.

NATIONAL BROADCASTING COMPANY HOLDING, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Lynn Calpeter	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President, Chief Financial Officer and Treasurer, NBC Universal, Inc.
Richard Cotton	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President and General Counsel, NBC Universal, Inc.
Todd Davis	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President & Senior Tax Counsel, NBC Universal, Inc.
Jennifer Dawn Mayhew	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice President Finance, State and Local Tax Counsel, NBC Universal, Inc.
Brian O’Leary	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Senior Vice President, Tax Counsel, NBC Universal, Inc.
Charles W. Fournier	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Senior Vice President, Employment Law, NBC Universal, Inc.
W. Scott Seeley	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Senior Vice President, Corporate Transactions Law, NBC Universal, Inc.
Susan Weiner	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President and Deputy General Counsel, NBC Universal, Inc.

Citizenship:

All – U.S.A.

F-2